Filed Pursuant to Rule 433
Registration Statement No. 333-283969

AUTOCALLABLE LEVERAGED INDEX RETURN NOTES® (LIRNs®)

Autocallable LIRNs® Linked to a Basket of Five Technology Sector Stocks
Issuer	The Toronto-Dominion Bank (“TD”)
Principal Amount	$10.00 per unit
Term	Approximately two years, if not called
Market Measure
An equally-weighted basket comprised of five technology sector stocks: the common stock of Analog Devices, Inc. (Bloomberg symbol: “ ADI”), the common stock of Advanced Micro Devices, Inc. (Bloomberg symbol: “ AMD”), the common stock of Broadcom Inc. (Bloomberg symbol: “ AVGO”), the ordinary shares of Credo Technology Group Holding Ltd (Bloomberg symbol: “CRDO”) and the common stock of Microchip Technology Incorporated (Bloomberg symbol: “ MCHP”), each a “Basket Stock” and each of their issuers is an “Underlying Company”.

Automatic Call	The notes will be called automatically on if the Observation Level of the Market Measure on the Observation Date is equal to or greater than the Call Level
Call Level	100.00% of the Starting Value
Observation Date	Approximately one year from the pricing date
Call Amounts	[$11.60 to $11.70] if called on the Observation Date, to be determined on the pricing date.
Payout Profile at Maturity	• 2-to-1 leveraged upside exposure to increases in the Market Measure • 1-to-1 downside exposure to decreases in the Market Measure, with up to 100.00% of your principal at risk
Participation Rate	200.00%
Threshold Value	100.00% of the Starting Value
Interest Payments	None
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/947263/000114036126014724/ef20070403_424b2.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•
If the notes are not automatically called, depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

•	If the notes are called, your return on the notes is limited to the return represented by the Call Premium.
•	Your investment return may be less than that of a comparable investment directly in the Basket Stocks.
•
Payments on the notes are subject to the credit risk of TD, and actual or perceived changes in the creditworthiness of TD are expected to affect the value of the notes. If TD becomes unable to meet its financial obligations as they become due, you may lose some or all of your investment.

•	Changes in the prices of one or more of the Basket Stocks may be offset by changes in the prices of one or more of the other Basket Stocks.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•
The initial estimated value of your notes is not a prediction of the prices at which you may sell your notes in the secondary market, if any exists, and such secondary market prices, if any, will likely be less than the public offering price of your notes, may be less than the initial estimated value of your notes and could result in a substantial loss to you.

•
You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•
No Underlying Company will have any obligations relating to the notes, and none of us, MLPF&S or BofAS will perform any due diligence procedures with respect to any Underlying Company in connection with this offering.

•	Payments on the notes will not be adjusted for all corporate events that could affect the Basket Stocks.
•	The Basket Stocks are concentrated in one sector.
•	An investment in the notes is subject to risks associated with investing in stocks in the information technology sector.
•	CRDO has limited actual historical information.
Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.
The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and table have been prepared for purposes of illustration only, assume that the notes are not called on any Observation Date and do not take into account any tax consequences from investing in the notes.
Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-75.00%	$2.50	-75.00%
-50.00%	$5.00	-50.00%
-40.00%	$6.00	-40.00%
-30.00%	$7.00	-30.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-5.00%	$9.50	-5.00%
0.00%(1)	$10.00	0.00%
10.00%	$12.00	20.00%
20.00%	$14.00	40.00%
30.00%	$16.00	60.00%
40.00%	$18.00	80.00%
50.00%	$20.00	100.00%
(1)	This hypothetical percentage change corresponds to the Threshold Value.

TD has filed a registration statement (including a product supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that TD has filed with the SEC, for more complete information about TD and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, TD, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.